Exhibit (a)(1)(C)

Offer To Exchange
Depositary Trust Receipts issued by
Pharmaceutical HOLDRSSM Trust
for
Shares of Beneficial Interest of PPH ETF

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

          We are enclosing the material listed below relating to the Offer to Exchange dated November 10, 2011 of Market Vectors ETF Trust, on behalf of Market Vectors Pharmaceutical ETF (the “PPH ETF”), and the related Letter of Transmittal by which PPH ETF is offering to exchange all of the outstanding depositary trust receipts (“HOLDRS”) issued by Pharmaceutical HOLDRSSM Trust, a depositary trust governed by the laws of the State of New York (“PPH HOLDRS Trust”), and held by a holder of HOLDRS (“PPH HOLDRS Investor”) for shares of beneficial interest of the PPH ETF, subject to certain conditions set forth in the Offer to Exchange and the related Letter of Transmittal (which, together with the Offer to Exchange, each as may be amended or supplemented from time to time, constitute the “Offer”). Each outstanding HOLDRS validly tendered by a PPH HOLDRS Investor and delivered pursuant to the Offer will be exchanged into one share of the PPH ETF. THE OFFER WILL EXPIRE AT 11:00 A.M., NEW YORK CITY TIME, ON DECEMBER 20, 2011, UNLESS EXTENDED (THAT DATE AND TIME, AS MAY BE SO EXTENDED, THE “EXPIRATION TIME”), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER.

          For your information and for forwarding to your clients for whom you hold HOLDRS registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Exchange;
2.	The Letter of Transmittal for your use in accepting the Offer to Exchange and tendering HOLDRS and for the information of your clients;
3.

A form of letter which may be sent to your clients for whose accounts you hold HOLDRS registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	A return envelope addressed to The Bank of New York Mellon (the “Exchange Agent”), for your use only.

          Certain conditions to the Offer are described in Section 16 (“Certain Conditions of the Offer”) of the Offer to Exchange. There is no guaranteed delivery procedure in the Offer.

          We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:00 a.m., New York City time, on December 20, 2011, unless the Offer is extended.

          For HOLDRS to be properly tendered pursuant to the Offer, the confirmation of receipt of such HOLDRS under book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including an “Agent’s Message” (as defined in the Offer to Exchange), and any other documents required in the Letter of Transmittal, must be timely received by The Depositary Trust Company.

          The expenses of the Offer, including the fees to be paid to the Information Agent, and the Exchange Agent and D.F. King & Co., Inc., as Information Agent, will be borne by Van Eck Associates Corporation. Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Exchange Agent or the Information Agent or the undersigned at the addresses, telephone numbers and emails set forth on the back cover of the Offer to Exchange.

Very truly yours,

Van Eck Associates Corporation

          Nothing contained herein or in the enclosed documents shall constitute you the agent of the PPH ETF, the Exchange Agent or the Information Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.